UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-34904

MECOX LANE LIMITED

Room 302, Qilai Building,

No. 889, Yishan Road

Shanghai 200233

People’s Republic of China

(86-21) 3108 1111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Michael Guisheng Liu
Name:	Michael Guisheng Liu
Title:	Acting Chief Financial Officer

Date: July 22, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release